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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BSQUARE Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

11776U102

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 11776U102

1.	Name of Reporting Person: William T. Baxter		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,112,795 (Note: Under Washington's community property laws, Mr. Baxter may be deemed to share voting power with his wife, Elizabeth Baxter)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,112,795 (Note: Under Washington's community property laws, Mr. Baxter may be deemed to share dispositive power with his wife, Elizabeth Baxter)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,112,795

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.1%

12.	Type of Reporting Person: IN

Schedule 13G

Item 1(a)	Name of Issuer:

                       This Schedule 13G relates to BSQUARE Corporation, a Washington corporation (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

                       The Company’s principal executive offices are located at 3150 139th Ave SE Suite 500, Bellevue, Washington 98005.

Item 2(a)	Name of Person Filing

                       This Schedule 13G relates to William T. Baxter.

Item 2(b)	Address of Principal Business Office

                       The business address of the reporting person is 3150 139th Ave SE Suite 500, Bellevue, Washington 98005.

Item 2(c)	Citizenship

                       Mr. Baxter is a United States citizen.

Item 2(d)	Title of Class of Securities:

                       This Schedule 13G relates to the Company’s common stock, no par value (the “Common Stock”).

Item 2(e)	CUSIP Number:

                       The CUSIP Number for the Company’s Common Stock is 11776U102.

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(f)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4	Ownership

                       The following describes the ownership of Common Stock by Mr. Baxter as of December 31, 2003:

(a)	Amount beneficially owned: 4,112,795

(b)	Percent of class: 11.0% . (Based on 37,503,176 shares outstanding as of December 31, 2003, as provided by the Company).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,112,795

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,112,795

     NOTE: Under Washington’s community property laws, Mr. Baxter may be deemed to share power to vote and dispose of these shares with his wife, Elizabeth Baxter.

Item 5.	Ownership of Five Percent or Less of a Class:

                       Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

                       Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                       Not applicable

Item 8.	Identification and Classification of Members of the Group:

                       Not applicable

Item 9.	Notice of Dissolution of Group:

                       Not applicable

Item 10.	Certifications:

                       Not applicable

SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004

Date

/S/ WILLIAM T. BAXTER

Signature

William T. Baxter

Name/Title